EXHIBIT 99.1

mCloud and Google Cloud Partner to Launch Trio of Sustainability Apps Aimed at Curbing Carbon Emissions Worldwide

  Three mCloud applications combine the compute and scale of Google Cloud and Google Earth Engine with the industrial AI and connected worker capabilities of mCloud's AssetCare™ platform to eliminate emissions and drive sustainable performance at facilities worldwide
  mCloud joins the Google Partner Advantage program with mCloud's AssetCare available on Google Cloud Marketplace in Q4 2022; companies to co-market and jointly deliver solutions with initial customer accounts in the USA, Canada, UK and Europe, Saudi Arabia, and Japan
  In oil and gas: Digitalized emissions management streamlines methane abatement programs, combining unique AI-driven emissions detection with Google Earth Engine and 3D digital twin capabilities to measure, locate, and correct methane leaks with high precision
  In buildings: AI-powered energy savings automatically eliminate energy waste and minimize the energy use intensity of commercial and industrial facilities, leveraging solar radiation data from Google Earth Engine to optimize high-demand sites now deploying EV charging infrastructure
  In wind: Connected visibility into wind turbine performance combined with live wind and weather data provided by Google Earth Engine continuously optimizes wind energy production while Google Cloud-enabled image processing AI streamlines the inspection of wind turbine blades to maximize renewable energy potential

SAN FRANCISCO, Oct. 27, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced it had entered into a strategic partnership with Google Cloud to launch three AI-powered sustainability applications combining the Company's AssetCare platform with the power and reach of Google Cloud and additional services such as Google Earth Engine.

The strategic partnership between mCloud and Google Cloud is timely as the United States, the European Union, and Saudi Arabia make major commitments to methane abatement and the implementation of more stringent emission regulations. As a result, energy-intensive organizations across the globe are seeking new technologies to automate and streamline their emissions management and sustainability programs – the areas that mCloud and Google Cloud are now targeting with these applications.

mCloud's applications deliver "Results-as-a-Service," targeting oil and gas facilities, commercial buildings, and wind farms applying mCloud's industrial AI, visual analytics, and 3D digital twin capabilities to measure, locate, and correct harmful emissions, eliminate energy waste, minimize carbon and methane footprints, and maximize the contributions of renewable wind energy around the world.

As part of this partnership, mCloud joins the Google Partner Advantage program and mCloud and Google Cloud plan to jointly co-market and deliver these applications to customers worldwide, offering services to specific customers in the United States, Canada, UK and Europe, Saudi Arabia, Malaysia, and Japan alongside major global customers already working with both companies.

In partnership with Google Cloud, mCloud will directly integrate and leverage core Google Cloud services such as Google Earth Engine, Vision AI, Natural Language AI, Translation AI, TensorFlow, and more to enable powerful capabilities driving the sustainability of asset- and energy-intensive operations:

  At oil and gas facilities, field teams can access asset information at their fingertips, in the cloud and on any voice-enabled mobile device with Google Cloud's Natural Language AI. Digitalized processes and workflows streamline the detection and localization of methane leaks, while virtual collaboration capabilities seamlessly connect the frontline with the back-office in real-time.
  At commercial and industrial facilities, access to data unique to Google Earth Engine and other Google Cloud Ready – Sustainability data partners, such as solar intensity, weather conditions, and site occupancy, along with companion Google Cloud applications for retail and commercial facilities such as auto dealerships enable opportunities to automatically drive major reductions in peak demand and energy use intensity per square foot through intelligent management of building and site infrastructure energy consumption.
  At wind farms, real-time wind data from Google Earth Engine and other Google Cloud Ready – Sustainability data partners, tightly integrated with mCloud's AI-driven image processing capabilities optimize wind energy production, eliminate maintenance overhead from manual work, and automate the inspection of wind turbine blades.

mCloud President and CEO Russ McMeekin said:

"mCloud's partnership with Google Cloud will create many new and exciting opportunities for curbing climate emissions. The Google Cloud team has been extraordinary in their support and our teams are working well together. The direct collaboration between one of the industry's most innovative clouds and its AI capabilities, such as Google Earth Engine, and mCloud's AssetCare creates substantial new operating efficiencies. This means our new sustainability applications will be able to: precisely localize and target harmful emissions at the equipment level, use AI with live wind and solar data to maximize the utility of renewable energy sources, and automatically optimize the emissions footprint of assets everywhere through cloud-based capabilities.

Being part of Google Cloud's global network for our go-to-market enables mCloud to take applications in partnership with Google Cloud and reach key accounts in every major region of mCloud's business. As an added benefit, we will be well-positioned to align our sales, marketing, R&D, and regional expansion with specific account and growth objectives. We began these activities in several key markets this summer and we will continue to make progress together in the days ahead."

"We are pleased to work with innovative partners like mCloud to help address the challenge of eliminating harmful GHG emissions in the energy industry," said Amit Zavery, VP/GM and Head of Platform, Google Cloud. "By leveraging Google Cloud and capabilities made possible with Google Earth Engine and AI/ML services, customers will be able to increase their sustainability efforts by optimizing and mitigating their carbon and methane emissions with technology and at cloud scale."

Go-to-market activities between mCloud and Google Cloud are already underway, with plans to have AssetCare available on the Google Cloud Marketplace later in 2022.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 67,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to plans to jointly go-to-market with Google, AssetCare integration with Google Cloud, and the availability of applications on the Google Cloud Marketplace.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 27-OCT-22